The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT



February 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

## DISCLOSURE OF RESULTS FOR 3RD QUARTER OF FISCAL YEAR 2002

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,



For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479



dlw 2/19

January 31, 2003

To whom it may concern:

**Name of listed company:** Mitsui Trust Holdings, Inc.
**Code No:** (Code No.: 8309)
**Head office address:** 33-1, Shiba 3-chome, Minato-ku, Tokyo

**For inquiries concerning this matter:** Koichi Omata
Deputy General Manager
General Planning Department
**Phone:** 81-3-5232-8642

## Disclosure of Results for 3rd Quarter of Fiscal Year 2002

We wish to inform you of the quarterly results of our company and subsidiaries (The Chuo Mitsui Trust & Banking Co., Ltd. and Mitsui Asset Trust & Banking Co., Ltd.) for the 3rd quarter of fiscal year 2002 (from October 1 to December 31, 2002).

Note: Figures in the tables shown below have not been audited by any audit corporation.

### 1. Disclosure by category under the Financial Revitalization Law

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit:¥100million) (Reference)(Unit:¥100million)

| | | The end of Dec. 2002 | The end of June 2002 | The end of Sep. 2002 |
|---|---|---|---|---|
| Claims under bankruptcy and virtual bankruptcy | | 1,080 | 1,318 | 1,285 |
| | Banking account | 844 | 909 | 935 |
| | Trust account | 236 | 409 | 349 |
| Claims under high risk | | 2,771 | 2,934 | 3,134 |
| | Banking account | 2,523 | 2,609 | 2,885 |
| | Trust account | 247 | 324 | 248 |
| Claims under close observation | | 3,789 | 5,140 | 4,226 |
| | Banking account | 3,264 | 4,606 | 3,693 |
| | Trust account | 525 | 533 | 533 |
| Total | | 7,641 | 9,393 | 8,646 |
| | Banking account | 6,632 | 8,125 | 7,514 |
| | Trust account | 1,009 | 1,267 | 1,131 |

Note: Figures as of the end of December 2002 (the end of June 2002) in the above table have been classified according to the categories provided in Article 4 of the "Enforcement Regulations of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System." Since the calculation method for the end of December 2002 (the end of June 2002) amounts are different from that of the end of the fiscal year, there is no continuity. The calculation method as of the end of December 2002 (the end of June 2002) is as follows:

1. Amounts of "Claims under bankruptcy and virtual bankruptcy" and "Claims under high risk" as of the end of December 2002 (the end of June 2002) are based on the amounts (balance of the debtor

categories*) as of the end of September 2002 (the end of March 2002). Debtor categories have been reviewed under self assessment systems for borrowers who had been affected by objective facts such as bankruptcy and disposition by the suspension of bank credit or for whom The Chuo Mitsui Trust & Banking Co., Ltd.'s internal credit ratios had been downgraded during the quarter. Thus, the amount of claims of the borrowers whose debtor categories are downgraded is newly added to the September end balance (the March end balance) of "Claims under bankruptcy and virtual bankruptcy" or added in return for deducting the same amounts from the amount of "Claims under high risk."

In addition, the amounts of claims as of the end of December 2002 (the end of June 2002) reflect the amount of changes in the balance during the quarter. Claims to the top 30 large-lot companies by disclosure category as of the end of September 2002 (the end of March 2002) are adjusted for write-offs.

Finally, newly recognized "Claims under bankruptcy and virtual bankruptcy," are adjusted similarly for the portion of those considered worthless.

*Relationship with debtor classifications:

"Claims under bankruptcy and virtual bankruptcy" (claims to borrowers in bankruptcy or in virtual bankruptcy)

"Claims under high risk" (claims to possibly insolvent borrowers)

"Claims under close observation" (loans three months past due, or restructured loans, among claims to borrowers requiring caution)

2. The amount of "Claims under close observation" as of the end of December 2002 (the end of June 2002) has been calculated based on the amount as of the end of September (the end of March) by adding the amount of (1) loans newly recognized as three months past due and (2) newly confirmed restructured loans to debtors among 'Normal' or 'Caution' during the quarter, and by deducting the amount of claims reclassified as "Claims under bankruptcy and virtual bankruptcy" and "Claims under high risk" during the quarter. In addition, the debt amount disclosed at the end of September 2002 (the end of March 2002) is adjusted for the amount changes in the balance during the quarter.

3. There are no claims to be disclosed at our company and Mitsui Asset Trust & Banking Co., Ltd.

## 2. Capital adequacy ratio (domestic standard)

| | End of March 2003 (estimate) | | (Reference) End of September 2002 (results) | |
|---|---|---|---|---|
| | Mitsui Trust (consolidated) | Chuo Mitsui (consolidated) | Mitsui Trust (consolidated) | Chuo Mitsui (consolidated) |
| Capital adequacy ratio | Mid-9% | Upper-8% | 10.23% | 9.28% |
| Tier 1 ratio | Upper-4% | Mid-4% | 5.13% | 4.65% |

Note: The above estimates may change depending on changes in assumptions of the management environment.

## 3. Net unrealized gains (losses) on marketable securities

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit:¥100million) (Reference) (Unit:¥100million)

| | | The end of Dec. 2002 | | | | The end of June 2002 | | | | (Reference) The end of Sep. 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Fair value | Net unrealized gains (losses) | Profit | Loss | Fair value | Net unrealized gains (losses) | Profit | Loss | Fair value | Net unrealized gains (losses) | Profit | Loss |
| Other securities | | 25,979 | -1,899 | 422 | 2,321 | 34,810 | -149 | 1,074 | 1,223 | 30,353 | -1,308 | 527 | 1,836 |
| | Stocks | 9,251 | -1,930 | 267 | 2,197 | 12,669 | -218 | 904 | 1,122 | 10,257 | -1,365 | 336 | 1,701 |
| | Bonds | 15,140 | 90 | 130 | 39 | 20,237 | 143 | 153 | 9 | 17,810 | 164 | 169 | 4 |
| | Other | 1,587 | -60 | 24 | 84 | 1,903 | -74 | 16 | 91 | 2,286 | -107 | 22 | 130 |

Notes:

1. The difference between the book value as of the end of December 2002 (prior to application of the amortized cost method, after reflecting disposition of evaluation losses executed for the First half of fiscal year 2002) and the fair value has been posted as a "net unrealized gains (losses)" and " profit/loss."
   Also, the difference between the book value as of the end of June 2002 (prior to application of the amortized cost method and disposition of evaluation losses) and the fair value has been posted as a "net unrealized gains (losses)" and " profit/loss."
2. In addition to securities, commercial paper has also been included.
3. There are no debt securities held to maturity or marketable shares of subsidiaries or affiliates.
4. The average fair value for one month until the end of the month is used for calculating fair value of stocks and investment trusts.
5. Mitsui Asset Trust & Banking Co., Ltd. holds only bonds with a fair value of ¥98.0 billion as of the end of December 2002, with ¥ 0.0 billion net unrealized loss (¥ 0.0 billion profit, ¥ 0.0 billion loss). In addition, this company holds no securities with fair value.

## 4. Derivatives

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(1) Interest rate derivatives

(Unit: ¥100million) (Reference) (Unit: ¥100million)

| | | The end of December 2002 | | | The end of June 2002 | | | The end of September 2002 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) |
| Interest rate transactions | | | 5 | -28 | | -7 | 8 | | 43 | 12 |
| | Listed | 2,327 | -0 | -0 | 6,169 | 1 | 1 | - | - | - |
| | OTC (interest rate swaps) | 59,458 (57,095) | 5 (-20) | -27 (-20) | 67,597 (65,140) | -8 (11) | 7 (11) | 66,827 (64,262) | 43 (19) | 12 (19) |

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above entries.
2. The fair values of the above transactions are based on;
   For listed transactions, Tokyo International Financial Futures Exchange, etc.
   For OTC transactions, the discounted present value or the option price calculation model, etc.

(2) Currency derivatives

The contract amount of currency swap transactions for which periodical profit/loss accounting is conducted is as follows:

(Unit: ¥100million) (Reference) (Unit: ¥100million)

| | The end of December 2002 | | | The end of June 2002 | | | The end of September 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) |
| Currency rate swaps | 3,408 | -10 | -10 | 3,917 | -18 | -18 | 3,703 | -19 | -19 |

Note: The fair values of the above transactions are based on the discounted present value.

The contract amount of forward exchange contracts and currency options which are revalued at the end of the fiscal year is as follows:

(Unit: ¥100million) (Reference) (Unit: ¥100million)

| | The end of December 2002 | The end of June 2002 | The end of September 2002 |
|---|---|---|---|
| | Contract or notional amount | Contract or notional amount | Contract or notional amount |
| Forward exchange contracts | 8,971 | 9,205 | 8,530 |
| Currency options | 1,246 | 842 | 359 |

(3) Equity derivatives

(Unit: ¥100million) (Reference) (Unit: ¥100million)

| | The end of December 2002 | | | The end of June 2002 | | | The end of September 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) |
| Equity-related transactions | | 60 | 0 | | - | - | | 165 | -1 |
| Listed | - | - | - | - | - | - | - | - | - |
| OTC | 59 | 60 | 0 | - | - | - | 166 | 165 | -1 |

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above entries.
2. The final price on the Tokyo Stock Exchange, etc. are used as fair value.

(4) Bond derivatives

(Unit: ¥100million) (Reference) (Unit: ¥100million)

| | The end of December 2002 | | | The end of June 2002 | | | The end of September 2002 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) | Contract or notional amount | Fair value | Net unrealized gains (losses) |
| Bond-related transactions | | -0 | -0 | | 0 | 0 | | 0 | 0 |
| Listed | 363 | -0 | -0 | 1,036 | 0 | 0 | 9 | 0 | 0 |
| OTC | - | - | - | - | - | - | - | - | - |

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above entries.
2. The final price on the Tokyo Stock Exchange, etc. are used as fair value.

(5) Commodity derivatives

No relevant transaction.

(6) Credit derivatives

No relevant transaction.

Note: There are no transactions relevant to items from (1) to (6) above at our company and Mitsui Asset Trust & Banking Co., Ltd.

## 5.Sales of Stock Portfolio

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit:¥100million)

| April-September 2002 (results) | October-December 2002 (results) | April-December 2002 (results) |
|---|---|---|
| 1,050 | 630 | 1,680 |

Note: Acquisition cost base

## 6. Balance of Deposits and Loans

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit:¥100million) (Reference) (Unit:¥100million)

| | | The end of Dec.2002 | The end of June 2002 | (Reference) The end of Sep. 2002 |
|---|---|---|---|---|
| Bank | Deposits | 83,351 | 77,882 | 80,605 |
| | Loans | 75,896 | 72,271 | 73,196 |
| JODMTs* | Deposits | 16,588 | 16,840 | 16,417 |
| | Loans | 4,160 | 4,404 | 4,336 |
| Loan Trusts | Deposits | 28,202 | 34,978 | 30,915 |
| | Loans | 17,257 | 19,423 | 18,362 |

Note: * Jointly Operated Designated Money Trusts. The principal amount guaranteed by The Chuo Mitsui Trust & Banking Co., Ltd.